1701 Market Street                                       Morgan, Lewis
Philadelphia, PA 19103-2921                              & Bockius LLP
215.963.5000                                             Counselors at Law
Fax: 215.963.5001

SEAN GRABER
PARTNER
215.963.5598
sgraber@morganlewis.com

April 25, 2014

FILED AS EDGAR CORRESPONDENCE

Ms. Anu Dubey, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:     O'Connor EQUUS Initial N-2 Filing (File Nos. 333-193931 and 811-22937)
        ----------------------------------------------------------------------

Dear Ms. Dubey:

On behalf of our client, O'Connor EQUUS (the "Fund"), this letter responds to your letter dated March 13, 2014 in which you set forth the SEC Staff's comments concerning the Fund's initial Registration Statement on Form N-2 (the "Registration Statement"). The Registration Statement was filed with the SEC on February 13, 2014 under the Investment Company Act of 1940, as amended (the "1940 Act"), and the Securities Act of 1933, as amended (the "1933 Act"), for the purpose of registering shares of the Fund. Responses to the Staff's comments, based on information provided by the Adviser, are set forth below. Please note that while we did not repeat comments 34-36 and 39-41, we have taken the comments into consideration. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

COMMENTS ON THE PROSPECTUS

COVER PAGE

1. COMMENT. In the table, please add a note to the proceeds column to disclose the amount of other expenses of issuance and distribution called for by Item 27 of Form N-2. See Instruction 6 to Item 1.1.g. of Form N-2.

     RESPONSE. In response to your comment, the following note has been added to the "Proceeds to Fund" column:

          Proceeds to the Fund reflects the maximum sales load of 2.0% and is calculated before offering expenses. The Fund estimates that the organizational and initial offering expenses of the Fund will equal approximately $xxx,xxx, including $19,320 in registration fees. These expenses will be paid by the Fund. After payment of such offering expenses, proceeds to the Fund are estimated to be $X,XXX per share or a total minimum of $XX,XXX.

PROSPECTUS SUMMARY - THE FUND (P. 5)

2. COMMENT. The disclosure states that the Fund may offer additional classes of shares in the future, pursuant to the grant of an exemptive order from the Securities and Exchange Commission. As the order has not yet been issued, please disclose that there is no assurance that the exemptive relief will be granted.

     RESPONSE. In response to your comment, the second paragraph has been deleted and replaced with the following:

          The Fund will initially offer a single class of shares of beneficial interest ("shares") designated as "Class A shares" to investors eligible to invest in the Fund. The Fund may in the future submit to the Securities and Exchange Commission ("SEC") an application for an exemptive order to permit the Fund to offer additional classes of shares. Although there is no assurance that the SEC would grant such an order, any additional class of shares would have certain differing characteristics, particularly in terms of the placement fee that investors in that class may bear, and differences in the distribution and/or shareholder servicing fees that each class may be charged.

PROSPECTUS SUMMARY - THE OFFERING (P. 5)

3. COMMENT. The disclosure states that the Fund may waive the minimum investment requirements for one or more investors in its sole discretion. Please add disclosure of the criteria the Fund will use to grant such waivers.

     RESPONSE. In response to your comment, the following disclosure has been added:

          The minimum investment requirement may be waived for current and former officers, partners, directors or employees of the Adviser or any of its affiliates; any Trustee or officer of the Fund; brokerage or advisory clients of the Adviser or any of its affiliates; accounts for which the Adviser or any of its affiliates acts in fiduciary capacity (i.e., as agent or trustee); certain mutual fund "wrap" programs at the discretion of the Fund's officers; and for other investors at the discretion of the Fund's officers. Notwithstanding any waiver, investors remain subject to eligibility requirements set forth in this Prospectus.

PROSPECTUS SUMMARY - DESCRIPTION OF CAPITAL STRUCTURE AND SHARES (P. 6)

4. COMMENT. The disclosure refers to shares of "each class" of the Fund. As the Fund does not currently have classes of shares, please remove the references to each class of the Fund's shares.

     RESPONSE. Because the Trust may apply to the SEC for an exemptive order to permit the Fund to offer multiple classes of shares, we believe that retaining references to share classes throughout the Prospectus would ultimately provide investors and prospective investors with a clearer description of the Fund's structure. We believe that any ambiguity resulting from this approach is substantially mitigated by the disclosure earlier in the Prospectus Summary section that clearly states that the Fund will initially offer a single class of shares until an SEC order is granted. As amended in response to your earlier comment, this disclosure will now also make it clear that the granting of such order by the SEC is not guaranteed.

PROSPECTUS SUMMARY - INVESTMENT STRATEGIES (P. 6)

5. COMMENT. (A) The disclosure states that the Adviser intends to principally invest in "U.S. Related Securities." Please change the term U.S. Related Securities to another defined term because it appears that the definition of U.S. Related Securities could include foreign companies (e.g., Toyota Motor Corporation), which is inconsistent with the term U.S. Related Securities.

     (B) In addition, please disclose the Fund's market capitalization policy with respect to such equity investments and add the corresponding risks of the market capitalization policy to the section Risks in the Prospectus Summary and later in the prospectus.

     RESPONSE. (A) In response to your comment, we have replaced the term "U.S. Related Securities" with "U.S.-Linked Securities" throughout the Prospectus. We believe that "U.S.-Linked Securities" reflects the nature of this group of securities in which the Fund may invest, including securities of non-U.S. listed companies with substantial assets or sales in the U.S. market.

     (B) We have added appropriate disclosure in response to your comment.

6. COMMENT. The disclosure states that the Adviser will take long and short positions. Please disclose the maximum amounts that the Fund may have in long and short positions (e.g., 150% long, 50% short).

     RESPONSE. We have added appropriate disclosure in response to your comment.

PROSPECTUS SUMMARY - RISKS (P. 7)

7. COMMENT. Please add disclosure of the risks related to the Fund's short sale strategy and investments in foreign securities to the Prospectus Summary.

     RESPONSE. We have added appropriate risk disclosure in response to your comment.

PROSPECTUS SUMMARY - RISKS - INVESTMENT AND MARKET RISK (P. 7)

8. COMMENT. The disclosure states that "[a]n investment in the Fund represents an indirect investment in a portfolio of long and short positions" in certain investments. As the Fund is not a feeder fund or a fund of funds, please explain why an investment in the Fund represents an "indirect" investment in such a portfolio.

     RESPONSE. In response to your comment we have removed "indirect" from this disclosure.

PROSPECTUS SUMMARY - FEES AND EXPENSES (PP. 8-9)

9. COMMENT. The first sentence on page 9 states that the Placement Fee is subject to waiver or adjustment, among other things, where a prospective investor is purchasing shares through the Distributor and the Distributor has agreed to waive all or a portion of such Placement Fee for such investor. Please add disclosure of the general criteria that the Distributor would use to grant such waivers.

     RESPONSE. In response to your comment, the disclosure regarding the waiver or adjustment of Placement Fees has been revised to read as follows:

          The Placement Fee may be waived or adjusted for (i) affiliates of the Adviser; (ii) employees or directors of the Adviser and its affiliates, and members of their immediate families (iii) certain investors with an established business relationship with the Adviser; or (iv) Trustees or officers of the Fund.

SUMMARY OF FUND FEES AND EXPENSES (PP. 11-12)

10. COMMENT. In the "Incentive Fees" line item, please add a parenthetical "(20% of net profits)."

     RESPONSE. In response to your comment, we have added the requested parenthetical to the "Incentive Fees" line item.

11. COMMENT. The disclosure states that the Fund is authorized to borrow money for certain purposes. Please include an estimate of the interest payments on borrowed funds that the Fund expects to make as a separate line item in the fee table. See Item 3.1. of Form N-2.

     RESPONSE. In response to your comment, a line item for "Interest Payments on Borrowed Funds" has been added to the fee table.

12.  COMMENT. Please delete "(excluding Incentive Fee)" from the captions
     "Total Annual Expenses (excluding Incentive Fee)" and "Total Annual Expenses (excluding Incentive Fee) Less Expense Reimbursements" and add the Incentive Fee to the fee amounts shown in these line items.

     RESPONSE. As further discussed in our response to comment #14, we have retained these parenthetical disclosures in the fee table because these line items will not reflect the effect of the Incentive Fee.

13. COMMENT. (A) In note 4, please confirm that the Reimbursement Agreement shall remain in effect until a date that is at least one year from the effective date of the registration statement. If it will not be in effect for at least one year, please delete the last two line items (showing the expense reimbursement and the total annual expenses less the expense reimbursement) and the related footnote from the fee table.

     (B) Please also confirm that the Reimbursement Agreement will be filed as an exhibit to the registration statement.

     (C) Furthermore, because the Adviser can terminate the Reimbursement Agreement after one year, please confirm that the effect of the reimbursement will only be applied to calculate expenses in the Example for the one year period.

     RESPONSE. (A) The Adviser hereby confirms that the Reimbursement Agreement shall remain in effect until at least one year from the effective date of the registration statement.

     (B) The Trust hereby confirms that the Reimbursement Agreement will be filed as an exhibit to the registration statement.

     (C) The Trust hereby confirms that the effect of the Reimbursement Agreement will only be applied to calculate expenses in the Example for the one year period.

14. COMMENT. (A) Please revise the Example to include the impact of the Incentive Fee. See Instruction 7.a. to Item 3 of Form N-2.

     (B) Also, please confirm that the Maximum Placement Fee is included in the Example.

     RESPONSE. (A) We have not reflected the Incentive Fee in the Fund's fee table because the Incentive Fee is prospective in nature, there is no guarantee that the Fund will pay the Adviser the Incentive Fee for any measurement period. Further, including an Incentive Fee in the Fund's fee table could convey to investors and prospective investors that there is no risk of principal loss in connection with an investment in the Fund or that the Fund is expected or guaranteed to be profitable during an upcoming fiscal year. However, loss of principal is a principal risk of an investment in the Fund and there is no guarantee that the Fund will be profitable or that past performance of the Fund will be indicative of future results. Therefore, we believe it would be more accurate to not prospectively calculate the effect of the Incentive Fee in the fee table and rely on the substantial and detailed disclosure elsewhere in the Prospectus that describes how the Incentive Fee will be calculated. The dollar amount of the Incentive Fee paid during the Fund's last fiscal year will be included in the footnote to the fee table in future Fund prospectuses. Additionally, this approach is consistent with other closed-end interval funds' registration statements we have reviewed.

     (B) The Trust hereby confirms that the Maximum Placement Fee is included in the Example.

INVESTMENT OBJECTIVE, STRATEGIES AND POLICIES - INVESTMENT STRATEGIES (P. 14)

15. COMMENT. (A) The second paragraph states that the Adviser may invest in ETFs. Please add disclosure of investments in ETFs to the Prospectus Summary.

     (B) In addition, there is no line item in the fee table to show "Acquired Fund Fees and Expenses" ("AFFE"). Please confirm that the Fund expects to incur these fees in an amount less than one basis point of average net assets of the Fund and are included in "Other Expenses." Otherwise, please add a caption for AFFE and estimate the amount the Fund expects to pay during its first year of operations. See Instruction 10.a. to Item 3 of Form N-2.

     RESPONSE. (A) In response to your comment, we have added disclosure to the "Prospectus Summary" regarding the Fund's ability to invest in ETFs.

     (B) In response to your comment, a line item for "Acquired Fund Fees and Expenses" has been added to the fee table.

16. COMMENT. The first sentence of the third paragraph states that the Fund can invest in "Financial Instruments." Please specify the instruments included in this defined term here and disclose the corresponding risks of these instruments in the "Risks" section that begins on page 15.

     RESPONSE. In response to your comment, we have clarified the types of securities and other investment instruments in which the Fund may principally invest and supplemented the Fund's risk disclosure accordingly.

17. COMMENT. The last sentence of the third paragraph states that the Fund may invest in "other investment vehicles." Please identify the specific investment vehicles in which the Fund may invest. If any of these vehicles are "investment companies" but for the exclusions from the Investment Company Act of 1940 ("1940 Act") pursuant to Sections 3(c)(1) or 3(c)(7), please disclose the percentage of assets the Fund intends to invest in such entities and please refer to these entities as "hedge funds." We may have additional comments after reviewing your response.

     RESPONSE. This language was removed in the current pre-effective amendment. The Fund currently does not anticipate investing in "hedge funds" as part of its principal investment strategy.

RISKS - RISK RELATING TO THE FINANCIAL INSTRUMENTS OF THE FUND (PP. 19-24)

18. COMMENT. The disclosure on page 14 indicates that the Fund may invest in commodities. Please disclose the risks of investments in commodities here.

     RESPONSE. We have added appropriate risk disclosure in response to your comment.

19. COMMENT. The disclosure on page 20 describes the risks of investing in fixed income securities, convertible securities and exchange-traded funds. Please add disclosure regarding the Fund's investments in these types of instruments to the section Investment Strategies in the Prospectus Summary and later in the prospectus.

     RESPONSE. The "Fixed Income Securities" risk disclosure was removed in the current pre-effective amendment. We have added appropriate risk disclosure for convertible securities and exchange-traded funds in response to your comment.

20. COMMENT. The disclosure under "Fixed Income Securities" on page 20 states that the Fund may invest in "higher yielding" debt securities. Please refer to these "higher yielding" debt securities as "junk bonds."

     RESPONSE. In response to your comment, we have included parenthetical disclosure that high yield debt securities are also called "junk bonds" to accompany instances of the term "higher yielding" debt securities.

21. COMMENT. The disclosure on page 23 describes the risks of credit default swaps and depository receipts. Please add disclosure regarding the Fund's investment in these types of instruments to the section Investment Strategies in the Prospectus Summary and later in the prospectus.

     RESPONSE. We have added appropriate investment strategy disclosure in response to your comment.

22. COMMENT. The disclosure on page 24 under "Non-U.S. Investments" indicates that the Fund may invest a portion of its portfolio in emerging market countries. Please add disclosure to the section Investment Strategies in the Prospectus Summary and later in the prospectus.

     RESPONSE. We have added appropriate investment strategy disclosure in response to your comment.

MANAGEMENT OF THE FUND - PORTFOLIO MANAGER (P. 25)

23. COMMENT. Please add disclosure indicating the portfolio manager's length of service (e.g. "since [date]"). See Item 9.1.c. of Form N-2.

     RESPONSE. In response to your comment, we have revised the disclosure to include each portfolio manager's length of service.

SERVICE PROVIDERS - CUSTODIAN AND ESCROW AGENT (P. 27)

24. COMMENT. Please add disclosure of the principal business address of the Fund's custodian. See Item 9.1.e. of Form N-2.

     RESPONSE. We have added this information in response to your request.


THE OFFERING AND PLAN OF DISTRIBUTION - THE OFFERING (P. 27)

25. COMMENT. The second and third sentences of the second paragraph state that the Adviser may waive the minimum investment requirements in its sole discretion and may accept investments in the Fund on such other terms as it authorizes. Please disclose the criteria that the Adviser will apply to implement such waivers and "other terms."

     RESPONSE. In response to your comment, we have revised the disclosure accordingly. Please also note our response to comment #3.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

DESCRIPTION OF PERMITTED INVESTMENTS AND RELATED RISKS (PP. 3-44)

26. COMMENT. Please distinguish between the Fund's principal and non-principal strategies and risks.

     RESPONSE. In response to your comment, we have revised the beginning of the "Description of Permitted Investments and Related Risks" section to state:

          The Fund's principal investment strategies and the risks associated with the same are described in the "Investment Objective, Strategies and Policies" and "Risks" sections of the Prospectus. The following discussion provides additional information about those principal investment strategies and related risks, as well as information about investment strategies (and related risks) that the Fund may utilize, even though they are not considered to be "principal" investment strategies. Accordingly, an investment strategy (and related risk) that is described below, but which is not described in the Fund's Prospectus, should not be considered to be a principal strategy (or related risk) applicable to the Fund. The Fund's investment objective and any of its investment strategies or permitted investments may be changed without shareholder approval unless explicitly stated otherwise.

INVESTMENT STRATEGIES (P. 4)

27. COMMENT. The last paragraph lists the types of investments the Fund can make, including "notional principal contracts." Please add disclosure to describe these instruments to clarify what they are.

     RESPONSE. In response to your comment, we have added the following parenthetical after the term "notional principal contracts": "(financial instruments that provide for the payment of amounts by one party to another at specified intervals calculated by reference to a specified index upon a notional principal amount in exchange for specified consideration or a promise to pay similar amounts)."

RISKS RELATING TO THE FINANCIAL INSTRUMENTS OF THE FUND - FUTURES CONTRACTS AND OPTIONS ON FUTURES CONTRACTS (PP. 23-24)

28. COMMENT. The last sentence of the second full paragraph on page 24 indicates that, if the Fund enters into agreements which require the broker-dealers to accept physical settlement for certain options contracts, the Fund would treat the options contract as being cash-settled for purposes of determining the Fund's coverage requirements. Please explain to us the basis for the Fund's position that it can treat an options contract that requires a broker-dealer to accept physical settlement as being cash-settled for purposes of the Fund's coverage requirements.

     RESPONSE. This sentence was removed in the current pre-effective amendment.

RISKS RELATING TO THE FINANCIAL INSTRUMENTS OF THE FUND - SWAPS, CAPS, FLOORS, COLLARS AND SWAPTIONS (PP. 40-42)

29. COMMENT. The first full sentence on page 42 states that "any accrued but unpaid net amounts owed to a swap counterparty will be 'covered' as required by the 1940 Act." As the Fund may sell credit default swaps (as disclosed on page 41), please revise this disclosure to indicate that, when the Fund sells credit default swaps, it will segregate the full notional amount to cover its obligation.

     RESPONSE. In response to your comment, we have revised the disclosure to state:

          The Fund may write (sell) credit default swaps. If the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement, and less any offsetting positions.

INVESTMENT LIMITATIONS - FUNDAMENTAL POLICIES (P. 45)

30. COMMENT. Please add "or group of industries" after "particular industry" in policy no. 4 (the Fund's concentration policy). See Section 8(b)(1) of the 1940 Act and Item 17.2.e. of Form N-2.

     RESPONSE. The requested change has been made.

INVESTMENT LIMITATIONS - CONCENTRATION (P. 47)

31. COMMENT. Please state that, in the case of loan participations, the concentration policy is applied so that both the financial intermediary and the ultimate borrower are considered issuers where the loan participation does not shift to the Fund the direct debtor/creditor relationship with the borrower. See Pilgrim Prime Rate Trust, SEC Staff No-Action Letter (June 29, 1989).

     RESPONSE. The requested change has been made.

TRUSTEES AND OFFICERS OF THE FUND - MEMBERS OF THE BOARD (PP. 52-53)

32. COMMENT. The first full paragraph on page 53 refers to the "Nominating Committee" while the disclosure on page 55 refers to the "Governance Committee." Please revise the disclosure to reflect the correct name of this board committee.

     RESPONSE. In response to your comment, we have revised the disclosure to use the term "Governance Committee" throughout.

TRUSTEES AND OFFICERS OF THE FUND - TRUSTEES AND OFFICERS OF THE FUND (P. 53)

33. COMMENT. Please add disclosure to describe the term of office of trustees and officers of the Fund. See column 3 of Item 18 of Form N-2.

     RESPONSE. In response to your comment, we have added disclosure to state that there is no stated term of office for the Trustees and officers of the Fund.

GENERAL COMMENTS

37. COMMENT. Please advise us whether FINRA has approved the distribution terms and arrangements of the Fund's offering.

     RESPONSE. The staff of FINRA has not been asked to review and, as a result, has not approved the distribution terms and arrangements of the Fund's offering. FINRA Rule 5110(b)(8)(C) specifically exempts:

          "securities of "open-end" investment companies as defined in Section 5(a)(1) of the Investment Company Act and securities of any "closed-end" investment company as defined in Section 5(a)(2) of the Investment Company Act that: (i) make periodic repurchase offers pursuant to Rule 23c-3(b) under the Investment Company Act; and (ii) offers its shares on a continuous basis pursuant to Rule 415(a)(1)(xi) of SEC Regulation C."

     Thus, the Fund is not required under FINRA Rules to submit a plan of distribution to FINRA in advance of the initial offering of the Fund.

38. COMMENT. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

     RESPONSE. Currently, the Trust and the Adviser do not anticipate requesting any exemptive order or no-action relief prior to the effectiveness of the registration statement. After the effectiveness of the Trust's registration statement, the Trust may request exemptive relief that would permit the Fund to offer multiple classes of shares.


                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Very truly yours,

/s/ Sean Graber
---------------
Sean Graber